

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Melvin E. Wentz
Chief Executive Officer
Wind Energy America, Inc.
12100 Singletree Lane, Suite 100
Eden Prairie, MN 55344

      Re: **Wind Energy America, Inc.**
                PCAOB Letter - Change in Accountants
                File No. 000-09996

Dear Mr. Wentz:

We have received a PCAOB letter from Child, Van Wagoner & Bradshaw, PLLC dated February 15, 2011 notifying the Chief Accountant of the Commission that your client-auditor relationship with them has ceased. As such, you should file an Item 4.01 Form 8-K immediately. The filing was due within four business days of the resignation or dismissal of Child, Van Wagoner & Bradshaw, PLLC.

Item 304 of Regulation S-K describes the disclosure requirements of Item 4.01 of Form 8-K. In order for the former auditor to provide the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K current report with the Commission. You should file the former auditor's letter with the Commission under the Item 4.01 designation as Exhibit 16 to the filing or amendments thereto within two business days of receipt but no later than ten business days after you file the Form 8-K current reports.

If you have any questions, please direct them to Scott Stringer, Staff Accountant, at (202) 551-3272. In his absence, you may contact me at (202) 551-3377.

                Sincerely,

                /s/ Andrew D. Mew

                Andrew D, Mew
                Accounting Branch Chief